EXHIBIT 99.1

Osisko Development Announces Management Update

MONTREAL, Feb. 02, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces today that François Vézina, Senior Vice President, Project Development, Technical Services and Environment, will be leaving the Company on March 1, 2024, to pursue another opportunity in the mining sector.

The Company will evaluate potential external and internal candidates, as it prepares to re-position for and transition toward future growth initiatives. Mr. Éric Tremblay, current interim Chief Operating Officer and Director of the Company, will continue to oversee and support the technical services and environmental sustainability groups. Mr. Vézina will remain available in an advisory capacity.

"François has been an invaluable member of the leadership team and the Osisko family for many years. I would like to thank him on behalf of the entire management team and the Board for his tireless dedication, technical acumen, and leadership contributions, all of which have been instrumental in advancing our key development assets, while setting the highest standards in innovation and sustainable mine development. We wish him the best of success in his new endeavour," said Sean Roosen, Chairman and CEO.

"I have full confidence in the existing environmental and permitting teams and the continuity of their work, who have been essential in successfully navigating the Environmental Assessment process at the Cariboo Gold Project since 2019. With Eric's oversight and support, we are well positioned to guide and de-risk this project through the remaining stages of the ongoing permitting process," noted Sean Roosen.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

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